

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Max H. Mitchell
President and Chief Executive Officer
Crane Company
100 First Stamford Place
Stamford, CT 06902

>   **Re: Crane Company**
>   **Draft Registration Statement on Form 10-12B**
>   **Submitted August 30, 2022**
>   **CIK No. 0001944013**

Dear Mr. Mitchell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B

Exhibit 99.1 -- Information Statement
Business Overview, page 3

1.   We note that your disclosure appears to highlight the Crane Business System ("CBS"), for instance by stating that the CBS is leveraged as a driver of productivity, growth, and operating margins, and applied to acquisitions to optimize the portfolio and realize synergies. Please revise to include a concrete description of what constitutes the CBS and to explain how the CBS functions as stated. Provide sufficient information and explanation to enable stockholders to evaluate your disclosure regarding the CBS.

Recent Developments, page 12

2. Please revise your disclosure regarding the Redco sale to resolve apparent inconsistencies with the Form 8-K filed by Crane Holdings, Co. on August 15, 2022, which appears to identify you as the seller (and Crane Holdings as guarantor). Disclose and quantify any ongoing indemnification obligations you have under the Redco sale agreement. Additionally revise your disclosure to clarify whether you are a party to the related 364-Day Credit Agreement, or will otherwise be subject to its restrictive provisions following the spin-off.

Questions and Answers about the Separation and Distribution, page 20

3. Please revise your Q&A to discuss the material consequences to stockholders if Crane Holdings waives any conditions and proceeds with the spin-off. We note that the list of closing conditions appears non-exclusive in light of the phrase, "among others." Please revise to disclose all material conditions and to affirmatively so state. Additionally revise the closing condition regarding effectiveness to refer to automatic effectiveness pursuant to Section 12(d) of the Exchange Act.

4. Please revise to address any material changes in stockholder rights between the existing Crane Holdings' common stock and your common stock. If none, please include an affirmative statement to that effect.

Forward-Looking Statements, page 49

5. Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

United States Federal Income Tax Consequences of the Distribution, page 58

6. We note your disclosure that the distribution is "intended to be" tax free. Please provide disclosure explaining the facts or circumstances resulting in this uncertainty and the degree of uncertainty. We further note that a condition to the distribution is that Crane Holdings receive a tax opinion that the distribution will qualify as a tax-free transaction. Disclose whether this condition can be waived and, if so, how you will notify shareholders of the waiver of this condition.

Unaudited Pro Forma Condensed Combined Financial Statements
Note 1: Basis of Presentation, page 67

7. Please expand the third paragraph to state that the Payment & Merchandising Technologies segment is considered to be a component of Crane Holdings that has

operations and cash flows that are clearly distinguished operationally and for financial reporting purposes, from the rest of the entity. Disclose if the disposal represents a strategic shift that has or will have a major effect on the entity's operations and financial results. Refer to ASC 205-20-45-1B. Also, provide disclosure as to whether the disposition will include any gain or loss and the amount thereof, and where reflected in the statements of operations. Refer to ASC 205-20-45-3C and 205-20-50-1(b). Further, disclose information about any significant continuing involvement with this discontinued operation after the disposal date pursuant to ASC 205-20-50-4A and 4B.

Description of Business, page 71

8. Please revise your disclosure regarding employees and manufacturing facilities on page 85 to describe how this historic information relates to the registrant (*e.g.,* consistent with Human Capital Resources on page 87), clarify whether the number of U.S. employees is included within the number of worldwide employees, and update the disclosure as of a more recent date. Additionally revise your disclosure regarding properties on page 88.

Intellectual Property, page 88

9. Please revise to disclose the duration and effect of patents, trademarks, and licenses held by the registrant, as required by Item 101(c)(1)(iii)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Crane, Liquidity and Capital Resources, page 105

10. We note disclosure that your capital requirements are expected to be met, in part, with Crane Holdings' commercial paper program and revolving credit facility. Please revise to clarify the means by which such financing will be available to you and to describe the relevant terms thereof. We further note disclosure on page 107 regarding credit ratings along with the statement, "We believe that these ratings afford us adequate access to the public and private debt markets." Please revise to disclose whether your credit ratings are expect to change following the spin-off and to clarify the applicability of this statement to you or to Capital Holdings.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Crane Company (Supplemental), page 115

11. For your segmental results of operations discussion for Aerospace & Electronics, Process Flow Technologies, and Engineered Materials that begin on page 122, we note that you have omitted a discussion of the year 2020 as compared to 2019. Please revise your filing to include this comparative discussion.

12. Refer to your Non-GAAP Financial Measures discussion that begin on page 126. In the fourth paragraph, please omit from the narrative and also from the tabular presentation on page 128, the presentation for the years ended December 31, 2018 and 2017, as neither the audited or unaudited financial statements for these years are included in the filing.

Max H. Mitchell
Crane Company
September 26, 2022
Page 4

Certain Relationships and Related Party Transactions
Tax Matters Agreement, page 166

13.   Please revise to disclose the expected duration of the limitations you will be subject to as a result of the Tax Matters Agreement. Please quantify the scope of the indemnification obligations to Crane Holdings or otherwise supplement your disclosure to provide stockholders with sufficient information to assess the materiality of these obligations.

General

14.   Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement, including those to be assigned to you or to which you will otherwise succeed following the spin-off. Include, without limitation, the Redco sale agreement and material financing agreements.

 You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ann Beth Stebbins